News Release

FIRST RSTANDARDTM MODULAR COMPOSITE POLE INSTALLED IN ONTARIO’S LIVE GRID

Edmonton, Alberta, February 18, 2005: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, and its operating division, RS Technologies, are pleased to announce that another installation of RSI’s RStandard™ modular composite pole has been completed, this time in southern Ontario’s live power grid.

This RStandardTM composite utility pole installation occurred in a southwestern Ontario urban centre as a backyard application.  Backyard installations are very common in all North American urban areas, where continued development and urban growth has made access to existing power lines extremely challenging.  RStandardTM modular composite utility poles are well suited to this application.  Due to their light modular construction they can be carried into tighter locations, such as backyards or alleyways, where they can be assembled and installed with little or no heavy equipment, thus making installation faster, easier and less costly than with traditional utility poles.

A photo of the newly installed RStandardTM pole is posted on RSI's website at www.grouprsi.com.

In addition, RSI announced today that it has granted stock options to an arm's length consultant of RSI to acquire 500,000 common shares of RSI at an exercise price of $1.25 per share and vesting upon certain performance criteria being met, exercisable for a period of two years.

RSI is a composite materials technology company which has commercialized a proprietary RStandard™ modular composite utility pole for sale to power utility companies.  In addition, RSI is actively engaged in the further development and commercialization of its Version® resins and related products for worldwide composite material applications.

For more information please contact:

Greg Pendura

Grant Howard

President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Ph: (780) 482-1953

(888) 221-0915

Fax: (780) 452-8755

(403) 237-8387

Email:  gregp@grouprsi.com

grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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